FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	October, 2006
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F….X….. Form 40-F………

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes….. No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated October 6th 2006, relating to: Lafarge to build new production line at its Sonadih plant in Eastern India

Page 1 of 4 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, October 6 2006

LAFARGE TO BUILD NEW PRODUCTION LINE AT ITS SONADIH PLANT IN EASTERN INDIA

Lafarge today announces the launch of a project to increase production capacity at its Sonadih plant in the Raipur District of the state of Chhattisgarh, in the growing Eastern region of India, where the Group has developed a strong presence over the past six years. This announcement follows the signature of a Memorandum of Understanding with the state government of Chhattisgarh. The project, which is scheduled in two phases, will increase cement capacity by 3 million tons over the next five years.

Phase I of the project, due to be completed within two years, represents an investment of around 140 million euros and will be value-creating as from 2009. This phase will involve the construction of a second production line at Lafarge’s Sonadih plant, increasing the plant’s total clinker capacity by 1.6 million tons to 3 million tons per year, and a 1 million ton grinding station at Mejia in the key market of West Bengal.

During Phase II of the project, two million tons of additional grinding capacity will be added to serve the main Eastern markets, with construction timed to allow Lafarge to respond to future demand growth in these markets.

In total, Lafarge’s production capacity in the region will increase from the current 5.5 million tons to around 9 million tons. The overall project represents a total investment of around 75 euros per new ton of capacity.

This investment, along with Lafarge’s project to build a new 3 million ton cement plant in Himachal Pradesh in Northern India, announced on September 26 2006, will allow the group to more than double its total cement capacity in India, taking it from around 5.5 million tons to approximately 12 million tons within the next 5 years.

Lafarge has been present in India, the world’s second largest cement market, since 1999. As a result of a focused regional strategy, the Group has emerged as a major player in the eastern region of the country, with a market share of around 20%. The Group has successfully implemented a marketing strategy adapted to the Indian market, where cement is largely sold in bags as a consumer product to individual homebuilders, developing a strong brand to support premium positioning.

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Note to Editors:

•	Lafarge entered the Indian market in 1999, with the acquisition of the cement business of Tata Steel. This acquisition was followed by the purchase of the Raymond Cement facility in 2001. Lafarge currently has three cement plants in India: two plants in the state of Chhattisgarh and a grinding station in Jharkhand. Total cement production capacity in the Indian market currently stands at around 5.5 million tons. Lafarge is also present in India through its roofing business, with a clay tile plant in Calicut (Kerala) and a concrete tile plant in Bangalore (Karnataka).

•	Lafarge is the world leader in building materials, with top-ranking positions in all four of its businesses: Cement, Aggregates & Concrete, Roofing and Gypsum. With 80,000 employees in 76 countries, Lafarge posted sales of Euros 16 billion in 2005.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2006 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings. Additional information is available on the web site at www.lafarge.com.

Contacts:

COMMUNICATIONS		INVESTOR RELATIONS

Stéphanie Tessier: stephanie.tessier@lafarge.com	33-1 44-34-92-32	Yvon Brind’Amour: yvon.brindamour@lafarge.com	33-1 44-34-11-26

Lucy Wadge : lucy.wadge@lafarge.com	33-1 44-34-19-47	Danièle Daouphars: daniele.daouphars@lafarge.com	33-1 44-34-11-51

Louisa Pearce-Smith: louisa.pearce-smith@lafarge.com	33-1 44-34-18-18	Stéphanie Billet : stephanie.billet@lafarge.com	33-1 44-34-94-59

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 6th, 2006	Lafarge
(Registrant)

By: /s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and Executive Vice President

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